UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Convio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21257W 105

(CUSIP Number)

M. SCOTT IRWIN EL DORADO VENTURES 2440 SAND HILL ROAD, SUITE 200 MENLO PARK, CA 94025 TELEPHONE: (650) 854-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21257W 105

1.	Names of Reporting Persons. El Dorado Ventures VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by El Dorado Ventures VI, L.P. (“EDV VI”), El Dorado Technology ’01, L.P. (“EDV ’01”), El Dorado Venture Partners VI, LLC (“EDV VI GP” together with EDV VI and EDV ’01, collectively, the “EDV Entities”) and Charles Beeler (“Beeler”), M. Scott Irwin (“Irwin”) and Thomas H. Peterson (“Peterson” together with Beeler, Irwin and the EDV Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01. EDV VI GP serves as the general partner of EDV VI and EDV ’01. Beeler, Irwin and Peterson are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based on 18,370,065 shares of the Issuer’s common stock outstanding (as of October 31, 2011), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 3, 2011.

CUSIP No. 21257W 105

1.	Name of Reporting Persons El Dorado Technology ‘01, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01. EDV VI GP serves as the general partner of EDV VI and EDV ’01. Beeler, Irwin and Peterson are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based on 18,370,065 shares of the Issuer’s common stock outstanding (as of October 31, 2011), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 3, 2011.

CUSIP No. 21257W 105

1.	Name of Reporting Persons El Dorado Venture Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01. EDV VI GP serves as the general partner of EDV VI and EDV ’01. Beeler, Irwin and Peterson are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based on 18,370,065 shares of the Issuer’s common stock outstanding (as of October 31, 2011), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 3, 2011.

CUSIP No. 21257W 105

1.	Names of Reporting Persons. M. Scott Irwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01. EDV VI GP serves as the general partner of EDV VI and EDV ’01. Beeler, Irwin and Peterson are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based on 18,370,065 shares of the Issuer’s common stock outstanding (as of October 31, 2011), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 3, 2011.

CUSIP No. 21257W 105

1.	Names of Reporting Persons. Thomas H. Peterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01. EDV VI GP serves as the general partner of EDV VI and EDV ’01. Beeler, Irwin and Peterson are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based on 18,370,065 shares of the Issuer’s common stock outstanding (as of October 31, 2011), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 3, 2011.

CUSIP No. 21257W 105

1.	Name of Reporting Persons Charles Beeler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,149 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,149 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,149 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,453,872 shares of Common Stock held by EDV VI; and (ii) 34,277 shares of Common Stock held by EDV ’01. EDV VI GP serves as the general partner of EDV VI and EDV ’01. Beeler, Irwin and Peterson are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ’01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ’01, except to the extent of their pecuniary interests therein.
(3)	This percentage is calculated based on 18,370,065 shares of the Issuer’s common stock outstanding (as of October 31, 2011), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 3, 2011.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on March 18, 2011 (the “Original 13D” together with this Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”) of Convio, Inc., a Delaware corporation (the “Issuer”) having its principal executive office at 11501 Domain Drive, Suite 200, Austin, Texas 78758.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background

There are no amendments to this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no amendments to this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On January 16, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Blackbaud, Inc. (“Parent”), Caribou Acquisition Corporation, a Delaware corporation (“Merger Sub”) and the Issuer, pursuant to which Parent agreed to acquire the Issuer on the terms and subject to the conditions set forth in the Merger Agreement. For a more detailed description of the Merger Agreement, please see the Current Report on Form 8-K filed by the Issuer on January 17, 2012.

In connection with the parties’ entry into the Merger Agreement, EDV VI and EDV ‘01 entered into a Tender and Support Agreement with Parent and the other stockholders of the Issuer party thereto (the “Support Agreement”). The Support Agreement provides that EDV VI and EDV ‘01 (together with the other stockholders of the Issuer party thereto, the “Stockholder Parties”) shall, among other things, (i) tender all Common Stock beneficially owned by the Stockholder Parties to Parent, (ii) vote all shares of Common Stock owned or thereafter acquired by the Stockholder Parties in favor of the adoption of the Merger Agreement, against any Company Takeover Proposal (as defined in the Merger Agreement), and otherwise in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) grant a proxy to Parent to vote all shares of Common Stock held by the Stockholder Parties, (iv) not transfer any shares of Common Stock, warrants or stock options to purchase shares of Common Stock held by the Stockholder Parties; and (v) not to exercise any appraisal rights, on the terms and subject to the conditions set forth in the Support Agreement. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit F hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

EDV VI	1,453,872	0	1,488,149	0	1,488,149	1,488,149	8.1%

EDV ‘01	34,277	0	1,488,149	0	1,488,149	1,488,149	8.1%

EDV VI GP	0	0	1,488,149	0	1,488,149	1,488,149	8.1%

Beeler	0	0	1,488,149	0	1,488,149	1,488,149	8.1%

Irwin	0	0	1,488,149	0	1,488,149	1,488,149	8.1%

Peterson	0	0	1,488,149	0	1,488,149	1,488,149	8.1%

(1)	Beeler, Irwin and Peterson are managing directors of EDV VI GP and share voting and dispositive power over the shares held by EDV VI and EDV ‘01; however, they disclaim beneficial ownership of the shares held by EDV VI and EDV ‘01, except to the extent of their pecuniary interests therein.
(2)	This percentage is calculated based on 18,370,065 shares of the Issuer’s common stock outstanding (as of October 31, 2011), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 3, 2011.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Each of EDV VI and EDV ‘01 is a party to the Support Agreement dated January 16, 2012, a which is attached as Exhibit F hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit F – Tender and Support Agreement dated as of January 16, 2012 among Blackbaud, Inc. and certain stockholders of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct:

Date: January 18, 2012

EL DORADO VENTURES VI, L.P.
By its General Partner, El Dorado Venture Partners VI, LLC

By:	/s/ M. Scott Irwin
Manager

EL DORADO TECHNOLOGY ’01, L.P.
By its General Partner, El Dorado Venture Partners VI, LLC

By:	/s/ M. Scott Irwin
Manager

EL DORADO VENTURE PARTNERS VI, LLC

By:	/s/ M. Scott Irwin
Manager

/s/ Charles Beeler
Charles Beeler

/s/ M. Scott Irwin
M. Scott Irwin

/s/ Thomas H. Peterson
Thomas H. Peterson

Exhibit F

TENDER AND SUPPORT AGREEMENT

This Tender and Support Agreement (this “Agreement”), is dated as of January 12, 2012, by and among Blackbuad, Inc., a Delaware corporation (“Parent”), and the stockholders of Convio, Inc., a Delaware corporation (the “Company”), listed on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

W I T N E S S E T H:

WHEREAS, Parent, Caribou Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”), and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), providing for, among other things, Purchaser to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) followed by the subsequent merger of Purchaser with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent, in each case, on the terms and subject to the conditions set forth therein (capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement);

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of issued shares of Company Common Stock set forth on Attachment A hereto (the “Owned Shares”); and

WHEREAS, as a condition to Parent and Purchaser’s willingness to enter into and perform its obligations under the Merger Agreement, Parent and Purchaser have required that each Stockholder agree, and each Stockholder has agreed, while this Agreement is in effect, to tender in the Offer (and not withdraw) all of such Stockholder’s Owned Shares as well as any shares of Company Common Stock acquired by such Stockholder after the execution of this Agreement (all of which, after so acquired, shall constitute “Owned Shares”);

NOW, THEREFORE, in consideration of the foregoing premises and the benefit to the parties of Parent’s and the Company’s entering into the Merger Agreement, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Agreement to Tender and Vote; Irrevocable Proxy.

1.1 Agreement to Tender. Each Stockholder hereby agrees, while this Agreement is in effect, that promptly after the commencement of the Offer, but in any event no later than 5:00 p.m. New York, New York local time on the second Business Day before the initially scheduled expiration of the Offer, such Stockholder shall tender into the Offer all of such Stockholder’s Owned Shares. No Stockholder shall, while this Agreement is in effect, withdraw any of such Stockholder’s Owned Shares previously tendered. If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated prior to the purchase of the Owned Shares in the Offer, Parent shall promptly return, and shall cause any depository acting on behalf of Parent to return, all Owned Shares tendered by such Stockholder in the Offer to Stockholder.

1.2 Agreement to Vote. Each Stockholder hereby agrees that, while this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or any adjournment or postponement or written consent in lieu thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of his, her or its Owned Shares (a) in favor of the adoption of the Merger Agreement and (b) against any alternative Company Takeover Proposal, or any other action that would impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

1.3 Irrevocable Proxy. Solely with respect to the matters described in Section 1.2, while this Agreement is in effect, each Stockholder hereby irrevocably appoints Parent (or any nominee of Parent) as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of such Stockholder’s voting rights with respect to such Stockholder’s Owned Shares (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL to vote all such Stockholder’s Owned Shares solely on the matters described in Section 1.2, and in accordance therewith). Each Stockholder hereby revokes any proxies previously granted that would otherwise conflict with the proxy contemplated pursuant to this Section 1.3 and agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. Such proxy shall automatically terminate upon the termination of this Agreement.

1.4. Agreement Not to Exercise Appraisal Rights. Each Stockholder hereby agrees that, while this Agreement is in effect, such Stockholder shall not exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Owned Shares in connection with the Merger.

1.5 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit or prevent any Stockholder from acting in his or her capacity as an officer or director of the Company in accordance with his or her fiduciary duties.

2. Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to Parent, on a several and not joint basis, as follows:

2.1 Due Organization. Such Stockholder, if a corporation or other entity, has been duly organized, is validly existing and is in good standing under the laws of the state of its formation or organization.

2.2 Power; Due Authorization; Binding Agreement. Such Stockholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby.

This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

2.3 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Attachment A hereto are owned of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such Stockholder and include all of the Owned Shares owned of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such Stockholder.

2.4 No Conflicts. The execution and delivery of this Agreement by such Stockholder does not, and the performance of the terms of this Agreement by such Stockholder will not, (a) require such Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority (other than as contemplated by the Merger Agreement or required by SEC rules and regulations), (b) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on such Stockholder or his, her or its properties and assets or (c) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to such Stockholder or pursuant to which any of his, her or its properties or assets are bound. The Owned Shares are not, with respect to the matters contemplated by this Agreement, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

3. Certain Covenants of the Stockholders. Each Stockholder hereby covenants and agrees with Parent as follows:

3.1 Restriction on Transfer. Each Stockholder hereby agrees, while this Agreement is in effect, except as otherwise contemplated by the Merger Agreement, the Offer or Section 1.1 above, not to, other than as may be specifically required by a court order, (a) assign or otherwise dispose of (including, without limitation, by gift, merger, consolidation or reorganization), or enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares (any such action, a “Transfer”) or (b) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares. The foregoing restrictions on Transfer shall not prohibit the exercise by such Stockholder of any options or warrants to purchase Owned Shares and shall not prohibit any Transfers for estate planning or charitable purposes provided the transferee and such Stockholder expressly agree to be bound by the provisions of this Agreement with respect to such transferred Owned Shares in a written instrument reasonably satisfactory to Parent. If any involuntary Transfer of any of the Owned Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale or any sale or transfer by operation of law, including, without limitation, by will or intestacy), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

3.2 Additional Shares. Each Stockholder hereby agrees, while this Agreement is in effect, that any shares of Company Common Stock acquired by such Stockholder after the date hereof shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.

3.3 No Limitations on Actions. Each Stockholder signs this Agreement solely in his, her or its capacity as the owner of the Owned Shares; any trustee who signs this Agreement on behalf of a Stockholder that is a trust is signing only in his, her or its fiduciary capacity and not as an individual; this Agreement shall not limit or otherwise affect the actions of such Stockholder or any affiliate, employee or designee of such Stockholder or any of his, her or its affiliates in any other capacity, including such person’s capacity, if any, as an officer of the Company or a member of the board of directors of the Company; and nothing herein shall limit or affect the Company’s rights in connection with the Merger Agreement.

4. Miscellaneous.

4.1 Termination of this Agreement. This Agreement and the proxy granted under Section 1.3 shall terminate and shall have no further force or effect as of the earliest of: (a) the Outside Date; (b) the amendment of the Merger Agreement (including but not limited to the conditions and other terms of the Offer) to provide that the consideration for the purchase of the Stockholders’ Owned Shares will be less than $16 per share or will not be paid all in cash; (c) any other modification or amendment of the Merger Agreement (including but not limited to the conditions and other terms of the Offer) in a manner that is adverse to the interests of the Stockholders or any of them under the Merger Agreement (including but not limited to not only their interests as stockholders, but also their interests under Section 6.7 of the Merger Agreement as officers and directors to the extent any of them are serving or have served in such capacities), without regard to the limitation on third-party beneficiary rights in Section 9.5 of the Merger Agreement; or (d) termination of the Merger Agreement. Notwithstanding the foregoing, nothing set forth in this Section or elsewhere in this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of either party hereto, for any material breach of this Agreement.

4.2 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or entity not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

4.3 Amendments; Waiver. This Agreement may be amended by each of the parties hereto only by an instrument signed by each of the parties hereto. Compliance with this Agreement may be waived only by an instrument signed on behalf of the party waiving compliance. Any amendment or waiver not affected in accordance with this Section 4.3 shall be null and void.

4.4 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to the Stockholders:

To the respective addresses and fax numbers shown on the signature pages for each Stockholder with copies to:

DLA Piper LLP (US)

401 Congress Avenue, Suite 2500

Austin, Texas 78701

Facsimile: (512) 721-2290

Attention: John J. Gilluly III

If to Parent:

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Facsimile: (843) 216-3676

Attention: President

with copies to:

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Facsimile: (919) 781-4865

Attention: Donald R. Reynolds

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

4.5 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

4.6 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each Stockholder agrees that, in the event of any breach or threatened breach by such Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each Stockholder further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section, and each Stockholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

4.8 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

4.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

4.10 No Obligation to Exercise Options. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall obligate any Stockholder to exercise any option or other right to acquire shares of Company Common Stock.

[The next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Jim Offerdahl
(Print signatory name)

/s/ Jim Offerdahl
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Vinay Bhagat
(Print signatory name)

/s/ Vinay Bhagat
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Eugene Austin
(Print signatory name)

/s/ Eugene Austin
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Christopher Hollenbeck
(Print signatory name)

/s/ Christopher Hollenbeck
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Hollenbeck Family Living Trust
(Print signatory name)

/s/ Christopher Hollenbeck
(Signatory)

Trustee
(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Granite Ventures, L.P.
(Print signatory name)

/s/ Jackie Berterretche
(Signatory)

Attorney In Fact
(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Granite Ventures, L.L.C.
(Print signatory name)

/s/ Jackie Berterretche
(Signatory)

Member
(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Adams Street V, L.P.
(Print signatory name)

By:	/s/ Adams Street Partners, LLC,
Its General Partner

/s/ Thomas D. Berman
(Signatory)

Partner
(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

El Dorado Technology ‘O1, L.P.
(Print signatory name)

/s/ M. Scott Irwin
(Signatory)

Managing Member
(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

El Dorado Ventures VI, L.P.
(Print signatory name)

/s/ M. Scott Irwin
(Signatory)

General Partner
(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Adobe Systems, Inc.
(Print signatory name)

/s/ Mark Garrett
(Signatory)

EVP and CFO
(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Bill Bock
(Print signatory name)

/s/ Bill Bock
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Pat Hume
(Print signatory name)

/s/ Pat Hume
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Scott Irwin
(Print signatory name)

/s/ Scott Irwin
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Kristen Magnuson
(Print signatory name)

/s/ Kristen Magnuson
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

George Spencer
(Print signatory name)

/s/ George Spencer
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Sara Spivey
(Print signatory name)

/s/ Sara Spivey
(Signatory)

(Title, if applicable)

Address:

Fax:

IN WITNESS WHEREOF, the parties hereto have caused this Tender and Support Agreement to be duly executed as of the day and year first above written.

PARENT:

Blackbaud, Inc.

By:	/s/ Marc E. Chardon
President

STOCKHOLDER:

Marc Cannon
(Print signatory name)

/s/ Marc Cannon
(Signatory)

(Title, if applicable)

Address:

Fax:

ATTACHMENT A- Details of Ownership

Entity or Individual Name	Shares
Jim Offerdahl	113,400
Vinay Bhagat	227,121
Eugene Austin	366,243
Christopher Hollenbeck	123
Hollenbeck Family Living Trust	1,316
Granite Ventures, L.P.	1,338,929
Granite Ventures, LLC	6,856
Adams Street V, LP	1,129,550
El Dorado Technology ‘01, L.P.	34,277
El Dorado Ventures VI, L.P.	1,453,872
Adobe Systems, Inc.	1,153,477
Bill Bock	0
Pat Hume	0
Scott Irwin	0
Kristin Magnuson	0
George Spencer	0
Sara Spivey	0
Marc Cannon	0